FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the six months ended 30 June, 2003

Baltimore Technologies plc

(Exact Name of Registrant as Specified in its Charter)

England and Wales	7372	Not Applicable
(State or Other Jurisdiction of Incorporation or Organisation	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Innovation House

Mark Road

Hemel Hempstead

HP2 7DN

England

(44)(1442) 342600

(Address and telephone Number of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file

Annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-29B0 under the Securities Exchange Act of 1934

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g93-2(B): 82-

Baltimore Technologies plc

Baltimore Technologies plc

Chairman’s Report

Overview

After consideration of the strategic positioning of the Company, the Board announced on 22 May 2003, a controlled sale process, inviting offers for the whole of the Company. That process is now closed as it did not result in an appropriate offer. However, during the process it was clear that there was interest from various parties in elements of the business. Ongoing discussions have so far concluded in the announcement of the sale of three parts of the business.

The SelectAccess business has been sold to HP for a total consideration of £8.3 million in cash and we expect this transaction to close in September. Baltimore has also sold its managed services related operations to beTRUSTed for approximately £1.1 million. This transaction has now closed. In addition, Baltimore has sold its OmniRoot business to beTRUSTed for a total of £2.0 million and this transaction is expected to close within the next eight weeks.

Following the controlled sale process, we expect that the shape and structure of the business and the company is likely to continue to change during the course of the next months. We are committed to achieving the best possible outcome for our shareholders.

The continued reduction of overheads and expenses has meant that, despite lower revenues than hoped for, Baltimore can report that cash burn and losses have been reduced in line with our expectations. Cash balances reduced by £3.3 million resulting in cash at bank of £14.6 million, with further funds to come from disposals announced after 30 June 2003. This will support our core PKI business, which continues to win important and prestigious new contracts.

Financial Highlights

As in previous periods, the disposals made during 2002 make a true comparison of the Group’s performance difficult. To help make the comparison, the 2002 figures are split to show the “discontinued” operations.

Total revenues for H1 2003 were £9.7 million and revenues for the continuing business were £9.3 million. This represents a decrease of 56% (£12.4 million) from £22.1 million in H1 2002. Excluding the £8.5 million fall in revenue due to the discontinued businesses, the continuing business revenues fell by 29% (£3.5 million) from £13.2 million in H1 2002. The major reduction was in the higher margin licence fee revenue which fell from a “continuing” £4.7 million to £2.0 million. Professional Services, which include new licence implementation, accounted for £1.0 million of the remaining fall in revenue. Continuing service and support revenue for H1 2003 of £3.9 million showed a 15% increase from £3.4 million in H1 2002.

Gross profit margin of 53% is down 4.0% from 57%, 3.5% of this is due to the transfer of our hardware sales to third party status. The balance is due to the mix of revenue with a lower proportion of high margin licences sold.

LBITDA (before exceptionals) * of £2.2 million improved from £9.9 million in H1 2002, due to the reduced cost base and operating efficiencies. Total operating expenses before exceptional items for H1 2003 were £11.1 million representing a decrease of 71% from £38.6 million in 2002. For continuing operations the reduction was from £30.0 million to £10.5 million, a decrease of 65%. This decrease includes a reduction of amortisation charges from £13.1 million to £2.3 million. Excluding both exceptional charges and amortisation, operating

*	See note 3 for reconciliation.

expenses reduced from £25.4 million to £8.8 million. Exceptional charges in the period included £4.0 million arising from the writedown of the value of investments.

Agreement has been reached with Clearswift Ltd on the outstanding elements of the consideration for the sale of Content Technologies last year. The value of the investment in Clearswift, as at 30 June 2003, has been reduced to £2.0 million. The Company expects to receive £4.5 million by 30 September 2003 in respect of that investment and in final settlement of warranty claims. In order to retain an interest in Clearswift’s potential, Baltimore will also receive £300,000 in warrants.

The Company had a cash balance of £14.6 million at the end of the period. The cash outflow of the period was £3.3 million which included an outflow of £3.5 million from operations.

Management Changes

Simon Enoch, who served as Company Secretary and General Legal Counsel, left the Company at the end of July 2003. We are very pleased to retain him as a non-Executive Director. Phil Smith, Chief Financial Officer, has taken over the role of Company Secretary.

Baltimore Technologies plc

Chief Executive’s Statement

Business Highlights

The first half of 2003 has been a period of significant consolidation and change for Baltimore. During the first half of the year, our leadership in the PKI infrastructure market has been further reinforced through significant customer wins in our core Government and Finance markets throughout the world. Baltimore Technologies is effectively the world’s leading high end PKI security company in Government and Finance.

These customer wins include the Saudi Arabian Monetary Authority, the Finnish Population Register Centre, Intelink and Hong Kong Post. All of these projects are critical infrastructure projects requiring a highly scalable, policy-based security infrastructure, with flexible registration features that are capable of supporting a national roll-out.

In addition, Baltimore UniCERT was the first combined product and managed service to be certified by the US Federal Bridge Certification Authority.

The Way Forward

While we have succeeded in consolidating our position as the leading high end security infrastructure player, we continue to believe that Baltimore Technologies’ long term competitiveness requires critical mass. We continue to evaluate all possible options to achieve this.

In addition to our employees, our customers represent Baltimore’s most critical asset. We are supporting around 300 of the world’s leading electronic security infrastructures. We will make use of all possible means to preserve and grow this valuable asset.

Whilst our cash balance provides us with a high level of flexibility we will not tolerate any operational cash burn beyond the end of the year. Therefore, we will implement a further reduction in headcount throughout our worldwide operations.

We will continue generating cash through divestments and further reduce the cash burn of existing operations. I look forward to updating our stakeholders in due course.

Baltimore Technologies plc

Unaudited interim condensed consolidated profit and loss account

	Notes	Continuing Operations Six months to 30 June 2003 £000	Discontinued Operations Six months to 30 June 2003 £000	Total Six months to 30 June 2003 £000	Continuing Operations Six months to 30 June 2002 £000	Discontinued Operations Six months to 30 June 2002 £000	Total Six months to 30 June 2002 £000
Revenue	2a	9,340	320	9,660	13,231	8,834	22,065
Cost of sales		(4,386)	(153)	(4,539)	(5,644)	(3,779)	(9,423)

Gross profit	2b	4,954	167	5,121	7,587	5,055	12,642

Administrative expenses		(10,467)	(621)	(11,088)	(29,596)	(8,954)	(38,550)
Exceptional items		(4,000)	—	(4,000)	(8,640)	(9,092)	(17,732)

Total administrative expenses	3	(14,467)	(621)	(15,088)	(38,236)	(18,046)	(56,282)

Operating loss		(9,513)	(454)	(9,967)	(30,649)	(12,991)	(43,640)
Interest receivable and similar income		1,069	—	1,069	493	296	789
Interest payable and similar charges		(101)	—	(101)	(99)	(18)	(117)

Loss on ordinary activities before taxation		(8,545)	(454)	(8,999)	(30,255)	(12,713)	(42,968)
Tax on loss on ordinary activities		(309)	—	(309)	(126)	(90)	(216)

Loss on ordinary activities after taxation		(8,854)	(454)	(9,308)	(30,381)	(12,803)	(43,184)
Minority interest		—	—	—	935	—	935

Loss for the financial period		(8,854)	(454)	(9,308)	(29,446)	(12,803)	(42,249)
Dividends paid and proposed		—	—	—	22,701	(22,701)	—

Loss for the period retained for equity shareholders		(8,854)	(454)	(9,308)	(6,745)	(35,504)	(42,249)

Loss per share	4	Pence	Pence	Pence	Pence	Pence	Pence
Basic and diluted		(17.9)	(0.9)	(18.8)	(13.6)	(71.5)	(85.1)
Before exceptional items and dividends (basic & diluted)		(9.8)	(0.9)	(10.7)	(41.9)	(7.5)	(49.4)

Baltimore Technologies plc

Unaudited interim condensed consolidated balance sheet

	Notes	30 June 2003 £000	31 December 2002 £000	30 June 2002 £000
Fixed assets
Intangible assets	5	2,267	4,582	16,049
Tangible assets		6,173	7,359	9,756
Investments		2,106	6,151	6,174

		10,546	18,092	31,979

Current assets
Stocks		2	19	882
Debtors		9,920	15,008	17,471
Cash at bank and in hand		14,638	17,883	23,059

		24,560	32,910	41,412

Creditors (including convertible debt): amounts falling due within one year		(26,711)	(28,892)	(19,994)

Net current (liabilities)/assets		(2,151)	4,018	21,418

Total assets less current liabilities		8,395	22,110	53,397

Creditors (including convertible debt): amounts falling due after more than one year		(116)	(1,905)	(14,164)
Provision for liabilities and charges		(3,235)	(3,808)	—

Net assets		5,044	16,397	39,233

Capital and reserves
Called up share capital		538	535	514
Share premium account		376,486	375,953	374,680
Shares to be issued		2,958	3,430	4,658
Merger reserve		609,409	609,409	609,409
Warrant reserve		21,501	21,501	21,501
Profit and loss account		(1,005,848)	(994,431)	(971,529)

Shareholders’ funds — equity	6	5,044	16,397	39,233

Baltimore Technologies plc

Unaudited interim condensed consolidated cash flow statement

	Notes	Six months to 30 June 2003 £000	Year to 31 December 2002 £000	Six months to 30 June 2002 £000
Net cash flow from operating activities	7a	(3,492)	(17,466)	(9,372)
Returns on investments and servicing of finance		138	1,163	480
Taxation		19	392	540
Capital expenditure		(29)	3,114	470
Acquisitions and disposals		—	9,821	9,822

Net cash flow before financing		(3,364)	(2,976)	1,940

Financing
Decrease in debt		(122)	(544)	(388)

(Decrease)/increase in cash in the period		(3,486)	(3,520)	1,552

Unaudited interim reconciliation of net cash flow to movement in net debt

	Six months to 30 June 2003 £000	Year to 31 December 2002 £000	Six months to 30 June 2002 £000
(Decrease)/increase in cash in period	(3,486)	(3,520)	1,552
Cash flow from decrease in debt and lease repayments	122	588	432

Change in net funds resulting from cash flows	(3,364)	(2,932)	1,984
Exchange differences	241	162	265

Movement of net funds in period	(3,123)	(2,770)	2,249
Net funds at beginning of period	15,776	18,546	18,546

Net funds at period end	12,653	15,776	20,795

Baltimore Technologies plc

Unaudited interim consolidated reconciliation of movements in shareholders’ funds

	Six months to 30 June 2003 £000	Year to 31 December 2002 £000	Six months to 30 June 2002 £000
Loss for the period	(9,308)	(64,728)	(42,249)
Charge in relation to share compensation expense	10	66	65
Exchange differences	(2,119)	(1,978)	(1,554)
Issue of ordinary shares (net of issue costs)	64	66	—

Net addition to shareholders’ funds	(11,353)	(66,574)	(43,738)
Opening shareholders’ funds	16,397	82,971	82,971

Closing shareholders’ funds	5,044	16,397	39,233

Unaudited interim consolidated statement of total recognised gains and losses

	Six months to 30 June 2003 £000	Year to 31 December 2002 £000	Six months to 30 June 2002 £000
Loss for the period	(9,308)	(64,728)	(42,249)
Exchange differences	(2,119)	(1,978)	(1,554)

Total recognised losses relating to the period	(11,427)	(66,706)	(43,803)

Total recognised losses since last annual report	(11,427)	(66,706)	(43,803)

Baltimore Technologies plc

Notes to the unaudited condensed consolidated financial statements

1    ACCOUNTING POLICIES

Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared on the basis of the accounting policies set out in the Group’s 2002 Annual Report & Form 20-F. In the opinion of management the statements include all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows. The unaudited interim condensed consolidated financial statements do not constitute full accounts within the meaning of Section 240 of the Companies Act 1985 of Great Britain. The figures as at 31 December 2002 have been extracted from the full accounts, which have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified audit report.

The results of operations for any interim period are not necessarily indicative of the results of operations for any other future interim period or for a full fiscal year.

Certain information and footnote disclosures normally contained in financial statements prepared in accordance with generally accepted accounting principles have been condensed or have not been included. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited financial statements for the year ended 31 December 2002.

2    SEGMENTAL INFORMATION

The Company’s chief operating decision-maker is considered to be the Company’s Chief Executive. The Chief Executive reviews financial information presented on a consolidated basis accompanied by certain geographic and product line information for the purposes of making operating decisions and assessing financial performance. Therefore, the Company operates as a single operating unit, the provision of information security solutions.

(a)  Revenue analysis

(i)  An analysis of revenue from external customers by location of customer for the period was as follows:

	Continuing Operations Six months to 30 June 2003 £000	Discontinued Operations Six months to 30 June 2003 £000	Total Six months to 30 June 2003 £000	Continuing Operations Six months to 30 June 2002 £000	Discontinued Operations Six months to 30 June 2002 £000	Total Six months to 30 June 2002 £000
Europe, Middle East, Africa and India	6,573	260	6,833	10,643	2,869	13,512
Asia Pacific	1,367	28	1,395	449	4,329	4,778
North and South America	1,400	32	1,432	2,230	1,545	3,775
Net intercompany	—	—	—	(91)	91	—

	9,340	320	9,660	13,231	8,834	22,065

Baltimore Technologies plc

Notes to the unaudited condensed consolidated financial statements (continued)

(ii)  An analysis of revenue from external customers by origin for the period was as follows:

	Continuing Operations Six months to 30 June 2003 £000	Discontinued Operations Six months to 30 June 2003 £000	Total Six months to 30 June 2003 £000	Continuing Operations Six months to 30 June 2002 £000	Discontinued Operations Six months to 30 June 2002 £000	Total Six months to 30 June 2002 £000
Europe, Middle East, Africa and India	7,654	288	7,942	10,868	2,869	13,737
Asia Pacific	147	—	147	(44)	4,329	4,285
North and South America	1,539	32	1,571	2,498	1,545	4,043
Net intercompany	—	—	—	(91)	91	—

	9,340	320	9,660	13,231	8,834	22,065

(iii)  An analysis of revenue from external customers by type of revenue for the period was as follows:

	Continuing Operations Six months to 30 June 2003 £000	Discontinued Operations Six months to 30 June 2003 £000	Total Six months to 30 June 2003 £000	Continuing Operations Six months to 30 June 2002 £000	Discontinued Operations Six months to 30 June 2002 £000	Total Six months to 30 June 2002 £000
Licence	2,000	183	2,183	4,704	3,650	8,354
Hardware products	—	—	—	1,023	51	1,074
Services
Professional services*	963	68	1,031	1,986	1,575	3,561
Service and support	3,850	69	3,919	3,355	2,719	6,074
Hosting	502	—	502	678	641	1,319
Other (third party products)	2,025	—	2,025	1,576	107	1,683
Net intercompany	—	—	—	(91)	91	—

	9,340	320	9,660	13,231	8,834	22,065

Licence revenue includes revenue from the sale of the Company’s UniCERT Keysteps product, a PKI deployment methodology.

*	Professional Services is made up of Systems Integration, Consultancy and Training

Baltimore Technologies plc

Notes to the unaudited condensed consolidated financial statements (continued)

(b)  Gross profit

An analysis of gross profit by type of revenue for the period was as follows:

	Continuing Operations Six months to 30 June 2003 £000	Discontinued Operations Six months to 30 June 2003 £000	Total Six months to 30 June 2003 £000	Continuing Operations Six months to 30 June 2002 £000	Discontinued Operations Six months to 30 June 2002 £000	Total Six months to 30 June 2002 £000
Licence	1,895	173	2,068	4,589	3,411	8,000
Hardware products	—	—	—	662	50	712
Services
Professional services*	116	17	133	(180)	475	295
Service and support	2,520	(23)	2,497	1,925	1,896	3,821
Hosting	(342)	—	(342)	(641)	(122)	(763)
Other (third party products)	765	—	765	561	16	577
Net intercompany margin	—	—	—	671	(671)	—

Total gross profit	4,954	167	5,121	7,587	5,055	12,642
Administrative expenses	(14,467)	(621)	(15,088)	(38,236)	(18,046)	(56,282)

Operating loss	(9,513)	(454)	(9,967)	(30,649)	(12,991)	(43,640)
Net interest receivable	968	—	968	394	278	672

Loss before taxation	(8,545)	(454)	(8,999)	(30,255)	(12,713)	(42,968)

*	Professional Services is made up of Systems Integration, Consultancy and Training

3    ANALYSIS OF ADMINISTRATIVE EXPENSES

	Continuing Operations Six months to 30 June 2003 £000	Discontinued Operations Six months to 30 June 2003 £000	Total Six months to 30 June 2003 £000	Continuing Operations Six months to 30 June 2002 £000	Discontinued Operations Six months to 30 June 2002 £000	Total Six months to 30 June 2002 £000
Research and development	2,295	459	2,754	4,649	2,103	6,752
Sales and marketing	5,287	37	5,324	9,899	4,389	14,288
General administrative expenses	4,570	125	4,695	3,434	11,554	14,988
Amortisation of goodwill and intangible assets	2,315	—	2,315	20,254	—	20,254

Administrative expenses	14,467	621	15,088	38,236	18,046	56,282

Exceptional Items

Included in the general and administrative expenses for 2003 is an exceptional charge of £4.0 million. This reflects the impairment of the Company’s investment in Clearswift Corporation.

In 2002, administrative expenses included exceptional items of £17.7 million. General administrative expenses included loss on disposal of £9.5 million relating to the divestment of Baltimore Technologies Japan and

Baltimore Technologies plc

Notes to the unaudited condensed consolidated financial statements (continued)

Baltimore Technologies Pty Ltd, gain on disposal of £0.4 million relating to the divestment of Content, gain on the sale of assets of Chubb Information Security Ltd amounting to £0.6 million and write-off of investment in Baltimore Technologies Japan of £2.1 million.

Amortisation in 2002 included a charge for the impairment of goodwill of £7.1 million. The revised carrying value of the asset was taken as the higher of the value in use and net realizable value in accordance with Financial Reporting Standard 11 — Impairment of Fixed Assets and Goodwill.

Reconciliation of LBITDA/LBITDAE

	Continuing Operations Six months to 30 June 2003 £000	Discontinued Operations Six months to 30 June 2003 £000	Total Six months to 30 June 2003 £000	Continuing Operations Six months to 30 June 2002 £000	Discontinued Operations Six months to 30 June 2002 £000	Total Six months to 30 June 2002 £000
Operating loss	(9,513)	(454)	(9,967)	(30,649)	(12,991)	(43,640)
Exclude
Depreciation	1,447	—	1,447	2,873	—	2,873
Amortisation	2,315	—	2,315	13,111	—	13,111

LBITDA (Loss before interest, tax, depreciation and amortisation of goodwill and intangibles)	(5,751)	(454)	(6,205)	(14,665)	(12,991)	(27,566)
Exceptional items	4,000	—	4,000	8,640	9,092	17,732

LBITDAE (Loss before interest, tax, depreciation, amortisation of goodwill and intangibles and exceptional items)	(1,751)	(454)	(2,205)	(6,025)	(3,899)	(9,924)

Baltimore Technologies plc

Notes to the unaudited condensed consolidated financial statements (continued)

4    NET LOSS PER SHARE *

Net loss per share is calculated based on the provisions of Financial Reporting Standard 14 — “Earnings Per Share”. Basic loss per share has been calculated by dividing the loss for the period retained for equity shareholders by the weighted average number of shares in issue during the period after adjusting for own shares held by employee benefit trusts.

Diluted loss per share is calculated by dividing the loss for the period retained for equity shareholders by the weighted average number of shares referred to above, plus the weighted average number of shares available under share options outstanding during the period.

	Continuing Operations Six months to 30 June 2003 £000	Discontinued Operations Six months to 30 June 2003 £000	Total Six months to 30 June 2003 £000	Continuing Operations Six months to 30 June 2002 £000	Discontinued Operations Six months to 30 June 2002 £000	Total Six months to 30 June 2002 £000
Loss for the period retained for equity Shareholders	(8,854)	(454)	(9,308)	(6,745)	(35,504)	(42,249)

Loss before exceptional items and dividends	(4,854)	(454)	(5,308)	(20,806)	(3,711)	(24,517)

	Number	Number	Number	Number	Number	Number
Weighted average number of ordinary shares in issue during the period (after adjusting for own shares held by the employee benefit trust) used to calculate basic earnings per share	49,602,638	49,602,638	49,602,638	49,651,586	49,651,586	49,651,586

	Pence	Pence	Pence	Pence	Pence	Pence
Loss per share (basic & diluted)	(17.9)	(0.9)	(18.8)	(13.6)	(71.5)	(85.1)

Loss per share before exceptional items and dividends (basic & diluted)	(9.8)	(0.9)	(10.7)	(41.9)	(7.5)	(49.4)

No separate amounts have been presented for diluted earnings per share as the effect of including the weighted average number of ordinary shares available under share options is anti-dilutive. All outstanding options have therefore been excluded.

*	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share information has been restated to give effect to this consolidation.

Baltimore Technologies plc

Notes to the unaudited condensed consolidated financial statements (continued)

5    INTANGIBLE FIXED ASSETS

	Goodwill £000	Intellectual property rights £000	Total £000
Cost
At 31 December 2002	139,813	26,161	165,974

At 30 June 2003	139,813	26,161	165,974

Amortisation
At 31 December 2002	135,584	25,808	161,392
Charged in the period	2,266	49	2,315

At 30 June 2003	137,850	25,857	163,707

Net book value
At 30 June 2003	1,963	304	2,267

At 31 December 2002	4,229	353	4,582

The Directors consider each acquisition or divestment separately for the purposes of determining the period of amortisation of goodwill and intangible assets that arise.

Baltimore Technologies plc

Notes to the unaudited condensed consolidated financial statements (continued)

6    SHARE CAPITAL AND RESERVES *

	Share capital £000	Share premium £000	Shares to be issued £000	Merger reserve £000	Warrant reserve £000	Profit and loss account £000	Total £000
At 1 January 2003	535	375,953	3,430	609,409	21,501	(994,431)	16,397
Issue of ordinary share capital	3	533	(472)	—	—	—	64
Loss for the period	—	—	—	—	—	(9,308)	(9,308)
Charge in relation to share compensation expense	—	—	—	—	—	10	10
Exchange differences	—	—	—	—	—	(2,119)	(2,119)

	538	376,486	2,958	609,409	21,501	(1,005,848)	5,044

7a	RECONCILIATION OF OPERATING LOSS TO NET CASH FLOW FROM OPERATING ACTIVITIES

	Six months to 30 June 2003 £000	Six months to 30 June 2002 £000
Operating loss (excluding loss on sale of subsidiaries in 6 months to 30 June 2002)	(9,967)	(32,974)
Amortisation of goodwill and intangible assets	2,315	20,254
Depreciation of tangible fixed assets	1,447	2,879
Profit on disposal of tangible fixed assets	—	531
Impairment on investment	4,000	—
Charge in relation to share related awards	10	—
Decrease/(increase) in stock	18	(155)
Decrease in debtors	5,730	764
Decrease in creditors	(7,045)	(671)

Net cash outflow from operating activities	(3,492)	(9,372)

*	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share information has been restated to give effect to this consolidation.

Baltimore Technologies plc

Notes to the unaudited condensed consolidated financial statements (continued)

7b    ANALYSIS OF AMOUNTS NETTED ON THE CASH FLOW STATEMENT

	Total Six months to 30 June 2003 £000	Total Six months to 30 June 2002 £000
Returns on investment and servicing of finance
Interest received	391	570
Interest paid on bank loans, overdrafts and all other loans	(253)	(90)

Net cash flow returns on investment and servicing of finance	138	480

Capital expenditure
Purchase of tangible fixed assets	(22)	(595)
Sale of tangible fixed assets	(7)	1,065
Purchase of own shares and other financial investments	—	—

Net cash flow for capital expenditure	(29)	470

Divestments
Divestment of subsidiary undertakings	—	16,236
Expenses on divestment of subsidiary undertakings	—	(3,679)
Net cash at bank and in hand disposed of with subsidiary	—	(2,735)

Net cash flow from divestments	—	9,822

Baltimore Technologies plc

Notes to the unaudited condensed consolidated financial statements (continued)

8    SUBSEQUENT EVENTS

Disposal of SelectAccess Business

At its AGM on 22 May 2003, the Company announced that it was initiating a controlled sale process, in which binding offers would be required to be made by 30 June 2003. The Company announced on 4 July 2003 that it had entered into a conditional agreement with HewlettPackard to sell its SelectAccess business for a total consideration of £8.3 million in cash. This sale was approved by the Company’s shareholders at an Extraordinary General Meeting on 18 August 2003, and it is anticipated that the sale will be completed by the end of September 2003. The Company announced on 10 July 2003 that the controlled sale process it commenced on 22 May 2003 had been closed.

Disposal of US-based Managed Services Operations

On 21 July 2003, the Company announced that it had entered into a conditional agreement with beTRUSTed to sell its US-based managed services operations for a total consideration of approximately £1.1 million ($1.75 million) in cash. This transaction closed on 12 September 2003.

Board and Management Change

The Company announced on 4 August 2003 that Simon Enoch had resigned his position as Company Secretary and General Legal Counsel, and has been appointed as a non-Executive Director of the Company with effect from 1 August 2003.

Effective from 1 August 2003, Phil Smith assumed responsibility for the role of Company Secretary in addition to his responsibilities as Chief Financial Officer.

Disposal of OmniRoot Business

On 5 September 2003, the Company announced that it had entered into a conditional agreement with beTRUSTed to sell its OmniRoot business for a total consideration of approximately £2.0 million ($3.1 million) in cash.

Baltimore Technologies plc

INDEPENDENT REVIEW REPORT

BY KPMG AUDIT PLC TO BALTIMORE TECHNOLOGIES PLC

Introduction

We have been instructed by the company to review the financial information set out on pages 5 to 40 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six month period ended 30 June 2003.

KPMG Audit Plc

Chartered Accountants

Reading

15 September 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the unaudited interim condensed consolidated financial statements and related notes.

The following discussion and analysis relates to the Company’s financial condition and results of operations as of and for the six month period ended 30 June 2003.

Except for historical information this report contains forward-looking statements that involve risks and uncertainties. The statements contained in this report that are not historical are forward looking within the meaning of section 27A of the Security Act of 1933 and section 21E of the Securities and Exchange Act of 1934, including statements regarding the Company’s expectations, beliefs, hopes, intentions or strategies regarding the future. Actual results may differ materially from those indicated in such forward looking statements. The Company is under no duty to update any of the forward looking statements after the date of this filing to conform these statements to actual results. See Section on “Factors that may affect the Company’s business”.

Overview

Baltimore Technologies is a global provider of e-security products, services and solutions designed to enable customers world-wide to conduct e-business securely and to interact more effectively with their customers, suppliers and partners.

Since the Company’s inception in 1988, it evolved from being a high-end security consulting firm in the United Kingdom to being a leading international provider of e-security software and hardware based security products and services. In March 1998, the Company acquired Security Domain (now named Baltimore Technologies Pty Limited), a privately held Australia based company, which gave the Company a presence in Asia Pacific region and provided the Company with advanced complementary technology enabling the Company to apply its security expertise to the growing Internet-based security sector. In January 1999, the Company acquired Baltimore Technologies Limited, a privately held e-security product company and the developer of the award winning Baltimore UniCERT PKI system.

2000 saw a major expansion of the Company with the objective of broadening its product and service portfolio based on readily available equity based funding.

During 2000 the Company completed five acquisitions. The Company acquired Network Solutions Japan and CyberTrust Solutions Inc. at the beginning of 2000. CyberTrust Japan KK was acquired in July 2000. In 2000, the Company also completed the acquisitions of Content Technologies Holdings Ltd. and Nevex Software Technologies Inc. These acquisitions extended the Company’s e-security product and services offering, to include the areas of content security and authorisation and access management. The unanticipated downturn in the economy, in particular in IT spending, in early 2001, meant the Company was no longer able to access the equity markets for funding and therefore, the Company retrenched from the “one-stop-shop” strategy to concentrate on its core competence of authentication and authorisation solutions.

With the downturn in revenue in Q1 2001, the Company began the process of reviewing its business and cost base, with a view to eliminating duplication and unproductive expense through headcount reduction and savings in facilities and discretionary spend. In May 2001 the Company announced the first step in its restructuring programme. In August 2001, the Company announced the conclusions of the review, which showed that the Company was operating two businesses with only limited synergies between them, namely the business of authentication and authorisation solutions and the Content Technologies business. Whilst the Board strongly believed in the potential of both businesses, it also recognised that their proper exploitation required significant investment of cash and management time. Accordingly, the Company concluded that a course of disposing of non-core areas such as the Content Technologies business and focusing on the core business of authentication and authorisation was the most appropriate strategy to maximise the overall return for all shareholders and benefit all stakeholders.

Therefore, in 2002, the Company sold 100% of its holding in Content Technologies. The consideration for the sale was represented by cash of £12.0 million, loan notes of £2.5 million and an 11% shareholding in Clearswift, currently valued at £2.0 million. The loan notes matured on 31 March 2003. The Company successfully strengthened the local ownership in Baltimore Technologies Japan taking the opportunity to scale down the Company’s shareholding from 62.38% to 19%. The Company also sold its operations in Baltimore Technologies Pty Ltd, the Company’s Australian subsidiary based in Sydney. In October 2002 the Company sold its hardware operations based in the UK for a total consideration of £4.0 million, of which £2.7 million was received in cash. The balance of the consideration, which is payable in cash, is contingent on AEP achieving certain levels of sales from now until 31 December 2004.

At its AGM on 22 May 2003, the Company announced that it was initiating a controlled sale process, in which binding offers for the whole company would be required to be made by 30 June 2003. The Company announced on 4 July 2003 that it has entered into a conditional agreement with HewlettPackard to sell its SelectAccess business for a total consideration of £8.3 million in cash. This sale was approved by the Company’s shareholders at an Extraordinary General Meeting held on 18 August 2003. The Company announced on 10 July 2003 that the controlled sale process it commenced on 22 May 2003 had been closed. On 21 July 2003, the Company announced that it had entered into a conditional agreement with beTRUSTed to sell its US-based managed services operations for a total consideration of approximately £1.1 million ($1.75 million) in cash. On 5 September 2003, the Company announced that it had entered into a conditional agreement with beTRUSTed to sell its OmniRoot business for a total consideration of approximately £2.0 million ($3.1 million) in cash.

The Company’s operating results have varied significantly in the past year and are likely to vary from quarter to quarter in the future due to a variety of factors. In particular, the Company’s past acquisitions, combined with its strategic reorganisation and disposals make it difficult to predict future results and trends. The purchase of the Company’s products often requires material capital commitments from its customers; in periods of budgeting constraints or other business commitments this type of investment may be viewed as discretionary and therefore be deferred or cancelled. Furthermore, the recognition of licence revenue is dependent on the compliance of the revenue to certain criteria including but not limited to timing of customers’ acceptance.

Results of operations*

The following table sets forth for the periods indicated certain consolidated statement of operations data:

	Continuing Operations Six months to 30 June 2003 £000	Discontinued Operations Six months to 30 June 2003 £000	Total Six months to 30 June 2003 £000	Continuing Operations Six months to 30 June 2002 £000	Discontinued Operations Six months to 30 June 2002 £000	Total Six months to 30 June 2002 £000
Revenue
Licence	2,000	183	2,183	4,704	3,650	8,354
Hardware	—	—	—	1,023	51	1,074
Services	5,315	137	5,452	6,019	4,935	10,954
Third party products	2,025	—	2,025	1,576	107	1,683
Net intercompany				(91)	91	—
Total revenue	9,340	320	9,660	13,231	8,834	22,065
Cost of sales
Licence	(105)	(10)	(115)	(115)	(239)	(354)
Hardware	—	—	—	(361)	(1)	(362)
Services	(3,021)	(143)	(3,164)	(4,915)	(2,686)	(7,601)
Third party products	(1,260)	—	(1,260)	(1,015)	(91)	(1,106)
Net intercompany				762	(762)	—
Total cost of sales	(4,386)	(153)	(4,539)	(5,644)	(3,779)	(9,423)
Gross profit
Licence	1,895	173	2,068	4,589	3,411	8,000
Hardware	—	—	—	662	50	712
Services	2,294	(6)	2,288	1,104	2,249	3,353
Third party products	765	—	765	561	16	577
Net intercompany margin				671	(671)	—
Total gross profit	4,954	167	5,121	7,587	5,055	12,642
Operating expenses
Research and development	(2,295)	(459)	(2,754)	(4,649)	(2,103)	(6,752)
Sales and marketing	(5,287)	(37)	(5,324)	(9,899)	(4,389)	(14,288)
General administrative expenses	(4,570)	(125)	(4,695)	(3,434)	(11,554)	(14,988)
Amortisation of goodwill and intangible assets	(2,315)		(2,315)	(20,254)	—	(20,254)
Total operating expenses	(14,467)	(621)	(15,088)	(38,236)	(18,046)	(56,282)
Loss on ordinary activities before interest	(9,513)	(454)	(9,967)	(30,649)	(12,991)	(43,640)
Interest receivable and similar income	1,069		1,069	493	296	789
Interest payable and similar charges	(101)	—	(101)	(99)	(18)	(117)

Loss on ordinary activities before taxation	(8,545)	(454)	(8,999)	(30,255)	(12,713)	(42,968)
Tax charge on loss on ordinary activities	(309)	—	(309)	(126)	(90)	(216)

Loss after taxation	(8,854)	(454)	(9,308)	(30,381)	(12,803)	(43,184)
Minority interest	—	—	—	935	—	935

Loss for the financial period	(8,854)	(454)	(9,308)	(29,446)	(12,803)	(42,249)
Dividends paid and proposed	—	—	—	22,701	(22,701)	—

Loss for the period retained for equity shareholders	(8,854)	(454)	(9,308)	(6,745)	(35,504)	(42,249)

Six months ended 30 June 2003 compared to six months ended 30 June 2002

As a number of disposals were made during the six month period to 30 June 2002 a true comparison to the six months ended 30 June 2003 is difficult. The results for the six month period to 30 June 2002 include the results of Content until 31 March 2002 only, the results of Baltimore Technologies Japan until 31 March 2002 only, the results from the operations of Baltimore Technologies Pty Ltd until 31 May 2002 only and the results of the hardware business for the six month period to 30 June 2002. The results for the six months ended 30 June 2002 have been reported to indicate the grouping of continuing and discontinued operations during that period. In the interests of comparing the results of the continuing portion of the company, the results of the SelectAccess business for the six month period to 30 June 2002 have been included in the discontinued operations. The results for the six months ended 30 June 2003 have been reported showing the results of the Company’s SelectAccess business as “discontinued”. This allows comparisons to be made between the continuing section of the business. Following the sale of the hardware business in September 2002, hardware figures are included in third party product figures for the six-month period to 30 June 2003. Headcount reduced to 254 at 30 June 2003 from 422 at 30 June 2002, due to the divestment of the hardware business and the ongoing restructuring of the Company.

Revenue

Total revenue has decreased to £9.7 million for the six-month period ended 30 June 2003 from £22.1 million for the same period last year, representing a decrease of 56%. Revenue from continuing operations has decreased to £9.3 million for the six-month period ended 30 June 2003 from £13.2 million for the same period last year, representing a decrease of 29%.

Licence revenue has decreased to £2.2 million for the six-month period ended 30 June 2003 from £8.4 million in the same period in 2002, a decrease of 74%. Licence revenue accounted for approximately 23% of total revenues for the six-month period ended 30 June 2003 compared to 38% in the same period in 2002.

Licence revenue from continuing operations has decreased to £ 2.0 million for the six-month period ended 30 June 2003 from £4.7 million in the same period in 2002, a decrease of 57%. Licence revenue from continuing operations accounted for approximately 21% of revenue from continuing operations for the six-month period ended 30 June 2003 compared to 36% in the same period in 2002 reflecting the growing importance of services revenue as a proportion of the company’s revenue.

Following the sale of the hardware business in September 2002, hardware revenue for the six-month period ended 30 June 2003 which amounted to £0.8 million is included in third party product revenue. Hardware revenue for the six-month period ended 30 June 2002 was £1.1 million, when it accounted for 5% of total revenue in that period.

Services revenue has decreased to £5.5 million for the six-month period ended 30 June 2003 from £11.0 million in the same period in 2002, a decrease of £5.5 million. This is due to a decrease in service and support revenue of £2.2 million, systems integration revenue and consultancy revenue of £2.5 million and hosting revenue of £0.8 million. Services revenue accounted for 56% of total revenue for the six-month period ended 30 June 2003 compared with 50% for the six-month period ended 30 June 2002.

Services revenue from continuing operations has decreased to £5.3 million for the six-month period ended 30 June 2003 from £6.0 million in the same period in 2002, a decrease of £0.7 million. Services revenue accounted for 57% of revenue from continuing operations for the six-month period ended 30 June 2003 compared with 45% for the six-month period ended 30 June 2002. This underlines the growing importance of services revenue as a proportion of the company’s revenue.

Third party product revenue for the six-month period ended 30 June 2003 were £2.0 million, compared to £1.7 million for the same period in 2002. Third party product accounted for 21% of the Company’s total revenues in the six-month period to 30 June 2003 compared to 8% for the same period in 2002. The increase is due mainly to the inclusion of £0.8 million of hardware revenue in third party product revenue, following the sale of the Hardware business in September 2002.

Cost of sales

Cost of sales amounted to £4.5 million in the six-month period to 30 June 2003 or 47% of revenue compared to £9.4 million or 43% in the same period in 2002. Cost of sales for continuing operations amounted to £4.4 million in the six-month period to 30 June 2003 or 47% of revenue from continuing operations compared to £5.6 million or 43% in the same period in 2002.

Cost of licence revenue amounted to £0.1million in the six-month period to 30 June 2003 and represented 5% of licence revenue in the period compared to 4% in the same period last year.

Cost of licence revenue for continuing operations amounted to £0.1million in the six-month period to 30 June 2003 and represented 5% of licence revenue in the period compared to 2% for continuing operations in the same period last year.

Following sale of the hardware business in September 2002, hardware cost of sales for the six-month period ended 30 June 2003 of £0.6 million is included in third party product cost of sales Cost of hardware sales were £0.4 million in the six-month period to 30 June 2002. Cost of hardware represented 34% of hardware revenue in the six-month period to 30 June 2002.

Cost of services sales were £3.2 million, or 58% of services revenue in the six-month period ended 30 June 2003 compared to £7.6 million, or 69% of service revenue in the same period in 2002. This reflects the increased proportion of higher margin support revenue in 2003 compared to the same period in 2002.

Cost of services sales for continuing operations were £3.0 million, or 57% of services revenue in the six-month period ended 30 June 2003 compared to £4.9 million, or 82% of service revenue for continuing operations in the same period in 2002. This demonstrates that the increased proportion of higher margin support revenue in 2003 forms part of the Company’s continuing operations.

Cost of third party product revenue were £1.3 million in the six-month period ended 30 June 2003 or 62% of related revenue, compared to £1.1 million or 66% of related revenue in the same period in 2002. Following the sale of the hardware business in September 2002, cost of hardware sales in the six-month period to 30 June 2003 of £0.6 million is included in cost of sales of third party products for that period. Hardware cost of sales represented 77% of related revenue in the six month period to 30 June 2003 compared to 34% in the same period in 2002.

Gross profit

Gross profit for the six-month period ended 30 June 2003 decreased to 53% of total revenue compared to 57% in the same period in 2002. This decrease was due to the reduced margin in the hardware element of the Company’s sales as referred to above. Had the Hardware revenue been at the 66% margin achieved in the first half of 2002, the overall Gross Margin would have improved by 3.5%. The remaining reduction is accounted for by the reduced proportion of higher margin Licence fee revenue. The gross profit for continuing operations is in line with that for the total operation, 53% of total revenue from continuing operations for the six-month period ended 30 June 2003 compared to 57% in the same period last year.

Operating expenses

Operating expenses, before exceptional items, decreased to £11.1 million in the six-month period to 30 June 2003 compared to £38.6 million (before exceptional items) in the same period in 2002.

Operating expenses (before exceptional items) for continuing operations amounted to £10.5 million in the six-month period to 30 June 2003 compared to £29.6 million in the corresponding period last year, a decrease of £19.1 million. Contributing to this decrease is the reduction in the charge for amortisation of goodwill following the disposals that took place in 2002. The amortisation charge (before any exceptional charges) reduced by £10.8 million year on year from £13.1 million in the six-month period to 30 June 2002 compared to £2.3 million in the same period this year. The decrease in operating expense also reflects the continuing realignment of the cost structure of the business as part of the group reorganisation. The number of employees has decreased from 422 at 30 June 2002 to 254 at 30 June 2003.

Included in the total operating expenses for 2003 is an exceptional charge of £4.0 million. This reflects the impairment of the Company’s investment in Clearswift Corporation.

Included in the total operating expenses number for 2002 are exceptional charges of £17.7 million. This comprises an exceptional amortisation charge of £7.1 million relating to the impairment of goodwill. It also includes loss on disposal of £9.5 million relating to the divestment of Baltimore Technologies Japan and Baltimore Technologies Pty Ltd., gain on disposal of £0.4 million relating to Content, gain on the sale of assets of Chubb Information Security Ltd. amounting to £0.6 million, and write-off of investment in Baltimore Technologies Japan of £2.1 million.

Research and development expenses decreased from £6.8 million in the six-month period to 30 June 2002 to £2.8 million in the six-month period ended 30 June 2003. Included within the period to June 2002 was £0.9 million in respect of the Hardware business sold to AEP later in the year. Research and development represents 29% of total revenue in the six month period ended 30 June 2003 compared to 31% in the same period in 2002.

Sales and marketing expenses amounted to £5.3 million, or 55% of total revenue, in the six-month period ended 30 June 2003, compared to £14.3 million or 65% of total revenue, in the same period in 2002.

General and administrative expenses amounted to £4.7 million for the six-month period ended 30 June 2003 compared to £15.0 million in the same period in 2002. Included in 2003 is the impairment of the investment in Clearswift of £4.0 million. Included in 2002 is the loss of £9.5 million relating to the divestment of Baltimore Technologies Japan and Baltimore Technologies Pty Ltd., the gain of £0.4 million relating to the divestment of Content, the gain on the sale of assets of Chubb Information Security Ltd. amounting to £0.6 million, and the write-off of investment in Baltimore Technologies Japan of £2.1 million. General and administrative expenses represented 49% of total revenue in the six month period ended 30 June 2003 compared to 68% in the same period in 2002.

Amortisation of goodwill and other intangible assets arising from the acquisition of Security Domain, Baltimore (Ireland), GTE CyberTrust Solutions Inc, Network Solutions Japan KK, CyberTrust Japan KK, Content Technologies Holdings Ltd and Nevex Software Technologies Inc amounted to £13.1 million in the six months to 30 June 2002 compared to £2.3 million in the same period in 2003. The amortisation charge in 2003 relates to Baltimore (Ireland) only.

Interest income/expense

Net interest income amounted to £1.0 million in the six month period ended 30 June 2003 compared to £0.7 million in the same period in 2002. Interest income arises on funds on deposit. Interest expenses consist mainly of interest on short and medium term loans and unsecured loan notes. The amount shown includes foreign exchange gains on cash balances denominated in currencies other than functional currency amounting to £0.7 million, compared to a gain of £0.2 million in the same period last year.

Liquidity and Capital Resources

At 30 June 2003, net cash (cash at bank net of overdrafts) totalled £14.6 million as compared to £17.9 million at 31 December 2002. The major cash outflow was £3.5 million from operating activities. The cash outflow from operating activities in the six-month period to 30 June 2002 was £9.4 million. This reduction in cash outflow during the period to 30 June 2003 reflects the reduced size of the group and continued cost savings resulting from the groups continuing reorganisation.

The Company cannot be certain that cash generated from its operations will be sufficient to satisfy the Company’s liquidity requirements, and the Company may need to raise capital by selling additional equity or debt securities divesting parts of the business or by obtaining further credit facilities. Furthermore, if the Company makes acquisitions or investments, its resources available to meet its anticipated funding requirements may be reduced and the Company’s need to raise additional financing may be accelerated in such a way that may not be available in amounts or on terms acceptable to the Company, if at all. Also, the sale of additional equity or convertible debt securities could result in additional dilution to the Company’s shareholders. If the Company is unable to obtain any necessary additional financing, the Company may be required to reduce the scope of its planned sales and marketing efforts and product development, which could harm its business, financial condition and operation results.

Inflation

Inflation has not had a significant impact on the Company’s results of operations during the six-month period ended 30 June 2003.

Factors that may affect the Company’s business

The Company’s business model has changed and may continue to change in the future; in the past, its business model changed from providing hardware based information security products and services to licencing software based electronic security solutions.

Prior to the acquisition of Security Domain in March 1998, Baltimore (Ireland) in January 1999 and CyberTrust (US) CyberTrust (Japan), Baltimore Japan, Content Technologies and Nevex Software Technologies during 2000, the Company was primarily a manufacturer and developer of hardware information security products and services for the finance and government markets in the United Kingdom. In connection with these acquisitions, the Company changed its strategic objective to that of becoming an international provider of software based electronic security solutions and it reduced its emphasis on consulting services and direct sales of hardware based solutions. In addition, as a result of the CyberTrust acquisition in 2000, the Company derived revenue through the provision of managed services. In 2002 the Company completed the divestment of Content Technologies and it reduced its holding in Baltimore Technologies Japan, together with the sale of the former Security Domain business and the sale of its hardware business. In 2003, the Company has announced the divestment of its SelectAccess business, its US-based managed services operations and its OmniRoot business.

These changes have required and will continue to require the Company to adjust its business processes and to align its cost base with its revenue streams. You should carefully consider the risks presented by the challenges the Company faces in implementing the change in its business model, including, among others, the following:

•	revenue from integration services and independent consultancy have declined and may continue to decline;

•	the Company may not be able to persuade existing customers to purchase its electronic security licence solutions;

•	the Company may not be successful in identifying new customers which require its electronic security licence solutions;

•	the Company’s internal control systems may not be adequate to keep pace with the changes in its business;

•	the Company may not be able to reduce its cost base through reorganisation and divestments;

•	the Company cannot be certain that it will successfully address these risks or that its change in business strategy will be successful.

The Company has a limited operating history under its business model and you may have difficulty evaluating its business and operating results.

There are several reasons why it may be difficult to evaluate the Company’s historical financial performance and project its future operating results, including the following:

•	The Company continues to implement its business model, focusing on licence sales and adapting to changes in the market.

•	The acquisitions of Security Domain, Baltimore (Ireland), CyberTrust (US and Japan), Baltimore Japan, Content Technologies and Nevex Software Technologies significantly affected the comparability of its historical financial results. This is further compounded by the sale of Content Technologies the partial divestment of the Company’s holdings in Baltimore Technologies Japan, the sale of the Security Domain business, the sale of the hardware business, and the planned divestment of the SelectAccess business, the US-based managed services operations, and the OmniRoot business.

Due to all of the foregoing factors, the Company’s financial performance may be difficult to evaluate and forecast. Accordingly, period-to-period comparisons of the Company’s historical operating results may not necessarily be meaningful, and you should not rely upon them as an indication of its future performance.

The Company’s recent growth, subsequent restructuring and rationalisation has placed a significant strain on its management, systems and resources, and the Company may experience similar difficulties managing future changes; this could adversely affect its operating results.

The Company is the result of the recent combination of multiple businesses and a subsequent restructuring and rationalisation to align its cost base with its revenue streams.

The Company’s historical growth has placed, and on-going restructuring is likely to continue to place, a significant strain on its resources. The Company had grown from 272 permanent employees on 1 January 1999 to 1,177 permanent employees on 30 June 2001, and as at 31 December 2001 had fallen to 885 employees, 422 employees at 30 June 2002, 295 employees at 31 December 2002 and 254 employees at 30 June 2003. To be successful, the Company will need to further develop its management skills and its operating, administrative, financial and accounting systems and controls, implement additional management information systems and maintain close co-ordination among its executive, engineering, accounting, finance, marketing, sales and operations organisations. Failure to manage the Company’s restructuring could cause delays in servicing its customers, introducing new products and remaining competitive. As a result, the Company’s operating results could be adversely affected.

The Company may be unable to successfully implement its strategies which are required in order to remain competitive; if the Company fails to stay competitive its operating results may be adversely affected.

Reorganisation and rationalisation are required in order to maximise operational efficiencies. Failure to successfully manage these changes will adversely impact the Company’s ability to be competitive, or continue to be in business.

There have been, and may continue to be, doubts as to the Company’s ability to continue as a going concern.

The Financial Statements have been prepared assuming that the Company will continue as a going concern. However, the Company has incurred operating losses during the past four years. Management has been and is continuing to address the Company’s financial condition, however, despite having completed the restructuring plan announced on 22 August 2001 and making further divestments for cash, there can be no assurance that these actions will result in sufficient working capital to significantly improve the Company’s current financial position or the results of its operations.

The Company has a history of losses and anticipates future losses which could adversely affect the value of its shares and ADSs.

The Company has recently experienced substantial net losses (operating loss year to 31 December 2002: £58.8 million; year to 31 December 2001 £663.9 million; year to 31 December 2000 as restated £105.8 million; year to 31 December 1999 £33.3. million) due to its continued investment in research and development, marketing and sales channels, as well as its change in focus from providing primarily hardware to providing primarily licences. The Company expects that as a result of recent restructuring and reorganisation, it will move towards aligning costs with revenues to maximise the future potential of becoming profitable; however even if it does become profitable the Company may not be able to sustain its profitability.

The Company’s ability to sell its products depends on widespread adoption of public key cryptography which has not been and may never be widely adopted.

The Company’s electronic security technology products and services are based substantially on public key cryptography. The Company’s success in selling its products will depend on whether and at what speed public key infrastructure technology will be adopted in the information security market as a preferred system for trusted and secure electronic communications and transactions. Public key cryptography technology has not yet been, and may never be, widely adopted for a number of reasons, including:

•	the complexity of the technology;

•	the fact that many companies are still in the early stage of deployment of electronic business strategies;

•	the lack of awareness of the security risks associated with electronic business; and

•	the lack of awareness of the way in which public key infrastructure technology addresses these risks.

Failure of public key infrastructure technology to gain widespread adoption would severely limit the market for the Company’s products and services.

The Company’s products, which are based on public key cryptography security, may become obsolete.

Security systems based on public key cryptography assign users a public key and a private key, each of which are required to encrypt and decode data. The security afforded by this technology depends on the user’s key remaining confidential. It is therefore critical that the private key be kept secure. There have been public announcements of the successful decoding of the cryptographic data.

The technology used to keep private keys confidential depends in part on the application of mathematical principles and relies on the difficulty of factoring large numbers into their prime number components. Should a simpler factoring method be developed then the security of encryption products utilising public key cryptography technology would be reduced or eliminated. Even if no breakthroughs in factoring or other methods of attacking cryptographic systems are made, factoring problems can theoretically be solved by computer systems significantly faster and more powerful than those presently available. Any significant advance in techniques for attacking cryptographic systems could render some or all of the Company’s existing products obsolete or unmarketable.

Some of the Company’s competitors have more resources and are more established than it is, especially in North America, which may harm the Company’s ability to expand into this market.

The Company faces strong competition, particularly in North America where the majority of its competition is based. The Company’s revenue is derived from sales of software licence security products, systems integration, consulting and support services, and sales of hardware and other products. The Company faces and expects to continue to face intense competition in each of these market segments from various existing and emerging information security providers. Many of these companies have:

•	greater name recognition;

•	longer operating histories;

•	larger customer bases; and

•	significantly greater financial, marketing, sales and other resources.

Major existing and potential competitors include Entrust, RSA Security, Verisign, Netegrity, IBM and Computer Associates with a number of other competitors on a regional- or product-specific basis including SmartTrust, Utimacco, Entegrity and Oblix.

As the Company generally does not seek exclusive relationships with its business and technology partners, these partners may also compete with the Company from time to time. The Company expects to face increasing competitive pressures from its current competitors and new market entrants. If the Company fails to maintain and enhance its competitive position against current and future competitors, it could lose its existing customers and have great difficulty attracting new ones.

The Company depends on the services of its senior management and other key personnel, whose knowledge of its business and technical expertise would be extremely difficult to replace.

The Company depends on the performance of its senior management team and other key employees. Its success will depend on its ability to retain and motivate these individuals. Although the Company has employment agreements with all of its key employees, there is intense competition for these personnel. In addition, the Company currently does not maintain key person life insurance for any of its officers or key employees. The loss of the services of any member of the Company’s senior management team or any other key employees could impair its ability, and cause the investment community to lose confidence in its ability to effectively run and expand its business and implement its business models.

The Company’s success will also depend on its ability to attract, integrate, train, retain and motivate additional highly skilled technical, sales and marketing personnel at its offices worldwide. Only a limited number of individuals have the required knowledge and experience in public key infrastructure in the countries in which the Company operates. The competition for these skilled individuals is intense. The failure to attract, integrate, train, retain and motivate these individuals could harm the Company’s ability to grow its business and remain competitive.

Unless the Company establishes and maintains relationships with strategic partners that successfully market its products, the Company will have to devote substantially more resources to the distribution, sale and marketing of its products.

One of the Company’s significant business strategies has been to enter into strategic or other similar collaborative relationships in order to reach a larger customer base than the Company could reach through its direct sales and marketing efforts and to ensure the interoperability of its products. In many cases, members of the Company’s strategic alliances, TrustedWorld, refer customers to it. The Company will need to enter into additional strategic relationships to execute its business plan. If the Company fails to retain or attract additional partners to TrustedWorld or enter into additional strategic relationships, it will have to devote substantially more resources to the direct distribution, sale and marketing of its products than it would otherwise. In addition, the Company cannot be sure that these strategic partners will devote adequate resources to promote or sell its products. The Company may also face potential conflicts between its direct sales force and third-party reselling efforts.

The lengthy sales and implementation cycles of the Company’s large and complex electronic security solutions may cause its operating results to fluctuate.

The sales cycles, particularly for the Company’s large electronic security solutions can range from six to twelve months or longer. The length of the sales cycle makes it difficult to accurately forecast the timing and amount of specific sales. In addition, the length of this process increases the possibility of cancellation or postponement by the Company’s customers. This sales cycle also leads to a substantial proportion of the Company’s revenue being recognisable towards the end of each financial quarter. The effect of this is to make the Company’s revenue difficult to predict. The delay or failure to complete one or more large transactions could significantly reduce the Company’s revenue for particular financial periods and cause its share price to decline.

Implementation and deployment of the Company’s electronic security solutions is complex and depends on successful integration with a customer’s existing information technology environment. The Company’s failure or inability to meet a customer’s expectations or project milestones may result in a loss of or delay in revenue, injury to the Company’s reputation and increased costs. Delays in deployment may also limit additional purchases by existing customers and thereby discourage the adoption of the Company’s electronic security solutions by other organisations.

The Company’s electronic security products are complex and may contain unknown defects which could harm its reputation, result in product liability litigation or decrease market acceptance of its products.

Despite significant testing, the Company’s products may contain undetected defects or errors, which could result in:

•	loss of or delay in revenue;

•	failure to achieve market acceptance;

•	loss of market share;

•	diversion of development resources;

•	litigation;

•	injury to the Company’s reputation;

•	increased costs for insurance, service and warranties.

Because the Company’s products could interfere with the operations of its customers’ other licence applications, the Company may be subject to potential product liability and warranty claims by these customers, which may be costly and may not be adequately covered by insurance.

Because the Company’s products are an integral part of its customers’ systems, any material defects or errors could result in significant claims for damages. Although the Company attempts to reduce the risk of losses resulting from such claims through warranty disclaimers and liability limitation clauses in its sales agreements, these contractual provisions may not be enforceable in every instance. Furthermore, although the Company maintains errors and omissions insurance, such insurance coverage may not adequately cover them for claims. If a court refused to enforce the liability-limiting provisions of the Company’s contracts for any reason, or if liabilities arose that were not contractually limited or adequately covered by insurance, the Company would suffer substantial losses, which could cause its share price to decline significantly.

Government regulation and other requirements may restrict the ability to sell the Company’s products.

The Company is currently subject to significant government regulation in a number of countries. The rapid rate of technological development and the classification of encryption as a munition has led a number of jurisdictions, including the United Kingdom, United States, Ireland and Canada to review the laws, regulations and other requirements applicable to the development, sale, export and usage of encryption and related technology, especially in relation to user privacy, interception by law enforcement agencies, pricing and quality of products and services. Therefore, regulatory and other government requirements are likely to change in ways which the Company is unable to predict. This may result in additional costs and/or time-consuming approval or compliance procedures in connection with providing its information security solutions.

The Company’s intellectual property could be used by others without its consent because ability to protect its intellectual property is limited.

The Company’s success depends in part on its continuing right to use and protect its technology and proprietary rights. The Company has relied primarily on agreements with suppliers, non-disclosure and non-competition agreements with employees and consultants as well as other contractual provisions to protect its core intellectual property. In addition, the Company holds several trademarks. Despite its efforts to protect its proprietary rights, unauthorised parties may copy aspects of its products and obtain and use information that the Company regards as proprietary. The Company has not traditionally relied on patents to counteract this risk. In addition, other parties may breach confidentiality agreements or other protective contracts the Company has entered into, and the Company may not be able to enforce its rights in the event of these breaches.

The Company may be subject to additional risk as it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of rights may be ineffective in such countries. In the future, the Company may have to resort to litigation to enforce its intellectual property rights, to protect its trade secrets or to determine the validity and scope of the proprietary rights of others. This kind of litigation, regardless of its outcome, could result in substantial costs and diversion of management and technical resources.

Some of the Company’s products use intellectual property licenced from third parties; the loss of its rights to use this licenced technology could harm the Company’s ability to market these products.

Some of the Company’s products use third party developed technology such as an Oracle database and other technology from AT&T and Chrysalis International Corporation. The Company cannot be sure that these third party technologies will continue to be available to them on commercially reasonable terms or at all. The Company’s success depends on its ability to have access to the third party developed and licensed technologies that are or may become important to enable its products to function correctly. The loss of, or the Company’s inability to obtain, important technology could harm its ability to sell its products which incorporate technology licensed from third parties.

The Company’s products may infringe the intellectual property rights of others, and resulting claims against the Company could be costly and require it to enter into disadvantageous licence or royalty agreements.

The Company has received, and may receive in the future, notice of claims of infringements of other parties’ proprietary rights. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product shipment delays or require the Company to develop non-infringing technology or to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on commercially reasonable terms or at all. If a successful claim of product infringement were made against the Company and it could not develop non-infringing technology or licence the infringed or similar technology on a timely and cost-effective basis, the Company’s products and services may not remain competitive. The Company may increasingly be subject to infringement claims as the number of products and competitors in its industry grows and functionalities of products overlap. Furthermore, former employers of the Company’s current and future employees may assert that its employees have improperly disclosed confidential or proprietary information to the Company.

Our past acquisitions and recent disposals could harm our business.

The Company made five separate acquisitions during the year 2000, and the Company experienced difficulties in integrating the personnel, products, technologies or operations of these companies. In 2002 the Company implemented a restructuring plan and divested its non-core activities including Content Technologies, reduced its holding in Baltimore Technologies Japan (resulting in the Company no longer having the power to control Baltimore Technologies Japan), and sold its Australian operation and its hardware business. In 2003 the

Company has disposed of its SelectAccess business, its US-based managed services operations, and is in the process of divesting its OmniRoot business. This corporate activity has led to a number of risks including, but not limited to:

•	the potential disruption of the Company’s businesses;

•	the potential impairment of relationships with the Company’s employees, customers and strategic partners;

•	the additional expense associated with a write-off of a portion of goodwill and other intangible assets due to changes in market conditions, the U.S. and global economy or the economy in the markets in which the Company competes or because acquisitions are not providing the benefits expected;

•	unanticipated costs or the incurrence of unknown liabilities;

•	the need to manage more geographically-dispersed operations, such as Australia, Canada, Hong Kong, Japan, United States;

•	diversion of management resources from other business concerns;

•	adverse effects on existing customer relationships of the disposal of businesses;

•	the Company’s inability to incorporate acquired technologies successfully into its services; and

•	the inability to maintain uniform standards, controls, procedures and policies amongst partners.

•	on-going liabilities in respect of property leases disproportionate to the size of continuing operations.

If the Company is unable to continue to address any of these risks, its business could be harmed.

Any further reduction in headcount may be complicated by local law and may result in unforeseen costs.

In Europe, the Company’s employees are protected by various laws giving them, through local and central works councils, rights of consultation with respect to specific matters regarding their employers’ business and operations, including the downsizing or closure of facilities and employment terminations. These laws could impair the Company’s ability to pursue its reduction in headcount not attributable to divestment.

Moreover, the Company may not achieve its anticipated cost savings in the restructuring from the reduction in headcount, as layoffs of personnel require severance payments and other costs such as administrative costs, continuing benefits costs, and defending, settling, and/or paying any judgments resulting from any litigation arising out of the layoffs.

Senior management and the Board of Directors have recently undergone significant changes, which could disrupt previous policies and strategies.

2001 saw significant management changes with the resignation of Fran Rooney as CEO and Deputy Chairman, the resignation of Paul Sanders as interim CEO and CFO, and the appointment of Bijan Khezri as Chief Executive. On 5 March 2002 the Company announced the appointment of Philip Smith as CFO following a five-month period when Bijan Khezri, in addition to his duties as Chief Executive, assumed Board level responsibility for finance. Chris Bunker did not stand for re-election as a Director in May 2002 and in June 2002, Aidan Gallagher resigned from his position as EVP SelectAccess, with immediate effect, and in September 2002 Rob Lane resigned as an EVP following the sale of the hardware business. Simon Enoch resigned his position as EVP Company Secretary and General Legal Counsel in August 2003, although from the date of his resignation he joined the Board as a non-Executive Director.

Such significant changes in management present a number of risks, including the difficulty of predicting the performance of the new directors and officers and the potential for disruption of our previous policies and strategies, particularly the restructuring plan. This could cause our results of operations and financial conditions to suffer.

The continuing global economic downturn could adversely impact demand for our services.

Since 31 December 2000, the general economic health of the Company’s markets and industry including the current geopolitical and economic uncertainties, has been less robust. Companies are seeking to reduce expenditures, such as those for Baltimore’s services. Concern about continuing economic decline may also delay decisions among the Company’s customers to roll out its services as well as decisions by prospective customers to make initial evaluations of its services.

Fluctuations in the Company’s operating results may cause its share price to be volatile.

The Company’s operating results may fluctuate significantly due to the following factors:

•	the Company’s ability to successfully complete the restructuring and new business model or any subsequent changes to that model;

•	the size, timing, cancellation or delay of customer orders;

•	the timing of releases of new products;

•	the budgeting cycles of customers;

•	the long sales and implementation cycles for, and complexity of, its products and services;

•	the timing and execution of large individual contracts;

•	the impact of price changes on its products and services to its competitors’ products and service;

•	the continued development of its direct and indirect distribution channels;

•	the Company’s ability to attract, integrate, train, retain and motivate a substantial number of sales and marketing, research and development and technical support personnel.

Also, it is possible that in certain future periods the Company’s operating results will fall below the Company’s expectations and the expectations of securities analysts or investors. In such event, the market price of the Company’s shares, ADSs and notes could decline.

Risks relating to ownership of the shares and ADSs*

The Company may terminate its ADS program and, if SEC rules permit, cease filing periodic reports with the SEC. If it does so, you will receive either cash or ordinary shares in exchange for ADSs. There is no assurance as to the amount of cash you may receive. If you receive ordinary shares, there will be no domestic market for them, and you may have significantly less access to information about the Company, which may affect the liquidity and trading prices of the ordinary shares.*

The costs of maintaining a listing of the Company’s ordinary shares on the London Stock Exchange and maintaining the ADS program in the United States, including the cost of preparing accounts in accordance with two separate bodies of accounting principles, hiring separate counsel to advise the Company on the obligation in each jurisdiction, filing appropriate reports and accounts, and other related costs, are extensive in comparison to the size of the Company after its recent restructuring. Thus, the Company has been making significant efforts to reduce these costs wherever possible. As a part of these efforts, on 30 September 2001, the Company de-listed it ADSs from trading on the NASDAQ National Market. Since that date, the ADSs have been quoted on the Over-the-Counter Bulletin Board. The Company is now studying the possibility of terminating its ADS program in an effort to further reduce or eliminate unnecessary costs.

*	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share information has been restated to give effect to this consolidation.

If the Company terminates its ADS program, you will have the option of receiving, from the Depositary Bank holding the ordinary shares underlying the ADSs, such number of ordinary shares in the Company represented by your holdings of ADSs. The Company will instruct the Depositary Bank to sell any ordinary shares, not so exchanged by a specified date, in the open market. Thus, if by the specified date you have not exchanged your ADSs for shares, you will receive a pro-rata distribution of the proceeds of the sale of the ordinary shares underlying the ADSs. The Depositary Bank will be under no obligation to seek any particular price or the best possible price for the shares, and there can be no assurance that the Depositary Bank will be able to sell the shares at a favourable price.

Ordinary shares distributed in exchange for ADSs will not be quoted on the Over-the –Counter Bulletin Board. Thus, if you elect to receive ordinary shares in exchange for your ADSs, the shares will only be tradable on the London Stock Exchange. In addition, as a result of the termination of the ADS program, the number of holders of ordinary shares resident in the United States may decrease to such a level that the Company will no longer be required to file its annual and other reports with the SEC. In this case, the Company intends to cease filing such reports. As a result, public information related to the capitalization, cash flows, net income and results of operations of the Company may not be readily available to US holders of the ordinary shares or to other investors in the United States. The absence of a trading market in the United States and the lack of available information about the Company may affect the liquidity and trading prices of the ordinary shares.

The price of the Company’s shares and ADSs may be volatile and may decrease significantly below your purchase price.*

The market price of the Company’s shares, as quoted on the London Stock Exchange, has been highly volatile since it listed its shares on the London Stock Exchange Alternative Investment Market in September 1995. For example, the Company’s share price has fluctuated from a low of £0.35 to a high of £137.50 since October 1998. Similarly, the market price of its ADSs has fluctuated from a low of $0.05 to a high of $438.00 since November 1999. Also, the market price of securities of other technology companies on both the London Stock Exchange and US Exchanges, Financial Review particularly Internet-related companies, have fluctuated significantly. Thus, the market price of the Company’s shares and ADSs is likely to remain highly volatile. In addition to general factors, the following specific factors may have a significant effect on the market price of the Company’s shares and ADSs:

•	fluctuations in its operating results due to the implementation of the Company’s new business model and lengthy sales cycles of some of its products;

•	speculation regarding mergers and other major corporate transactions because of the Company’s historical growth through acquisitions;

•	announcements of public key cryptography and other technological innovations; and

•	regulatory and other governmental actions specific to the information security industry.

As a result, you may not be able to resell your ADSs at or above their purchase prices. In addition, the Company’s ADSs have been delisted from the Nasdaq National Market. The ADSs are now traded on the Over-the-Counter Bulletin Board and are thus less liquid than when they were listed on the Nasdaq National Market. The holders of the Company’s ADSs may find it more difficult to obtain current quotations concerning the market value of the ADSs, and may also experience greater difficulties in attempting to buy or sell the ADSs than when they were quoted on the Nasdaq National Market.

*	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share information has been restated to give effect to this consolidation.

You may have less access to information about the Company and less opportunity to exercise your rights as a shareholder if you hold ordinary shares through ADSs.*

There are risks associated with holding the Company’s ordinary shares through ADSs, as it is a public limited company organised under the laws of England and Wales. The Company is subject to the UK Companies Act 1985 and to its charter documents, which are known in the United Kingdom as our Memorandum and Articles of Association. Your rights as a holder of ADSs will differ in various ways from a shareholder’s rights, and you may be affected in other ways, including:

•	you may not be entitled to vote;

•	you may not be able to participate in rights offerings, open offers or dividend alternatives;

•	you may not receive copies of reports and may have to go to the office of the depositary to inspect any reports issued;

•	the deposit agreement may be amended by us and the depositary, or may be terminated by us or the depositary, without your consent in a manner that could prejudice your rights; and

•	the deposit agreement limits the Company’s obligations and liabilities and those of the depositary.

It is possible that the Company may become a passive foreign investment company (PFIC) for US federal income tax purposes, which could result in negative tax consequences to you.

The Company may currently be, or, in the future may become, a passive foreign investment company, or PFIC, for US federal income tax purposes. This determination is based on the projected composition of the Company’s income and valuation of its assets. Whether or not the Company is a PFIC is a factual determination made annually and thus subject to change. If the Company becomes a PFIC, US holders of its shares or ADSs may become subject to adverse US federal income tax consequences.

The market price of the ADSs may decline if the value of the British pound falls against the US dollar.

Fluctuations in the exchange rate between the British pound and the US dollar are likely to affect the market price of ADSs. For example, because the Company’s financial statements are reported in British pounds, if the value of the British pound falls against the US dollar, the Company’s earnings per share in US dollars will be reduced. This may adversely affect the price at which the ADSs trade on US securities markets.

*	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share information has been restated to give effect to this consolidation.

OTHER INFORMATION

Transactions with directors and officers*

On 22 May 2003, the non-executive Directors were allotted shares of GBP £0.01p each in the capital of the Company, following approval at the AGM that they should receive 2/3 of their annual fees for 2002 in shares, and 1/3 in cash. The allocation was as follows:

J Cunningham	35,037 ordinary shares
D Guyatt	35,037 ordinary shares
P Morgan	77,860 ordinary shares
G Powlick	35,037 ordinary shares

David Guyatt, together with trusts under his management and control, currently holds 793,135 shares in the Company.

*	On 12 May 2000 the Company’s ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share information has been restated to give effect to this consolidation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Baltimore Technologies plc (Registrant)

Date:	15 September 2003

By:
KENNETH PHILIP SMITH
Chief Financial Officer